UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 7, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Summit Midstream Partners, LP

File No. 1-35666- CF#30075

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Summit Midstream Partners, LP submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 13, 2013, as amended.

Based on representations by Summit Midstream Partners, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through August 12, 2023
Exhibit 10.2	through August 12, 2023
Exhibit 10.3	through June 4, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary